

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Mark A. Smith
President, Chief Executive Officer, and Chairman
NIOCORP DEVELOPMENTS LTD
7000 South Yosemite Street, Suite 15
Centennial, Colorado 80112

> **Re: NIOCORP DEVELOPMENTS LTD**
> **Registration Statement on Form S-3**
> **Filed November 2, 2021**
> **File No. 333-260673**

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell, Law Clerk, at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew C. Thomas